Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2010	2009
Earnings:
Loss from continuing operations before income taxes	$(114.2)	$(136.5)

Adjustments:
Undistributed loss (income) of less than 50% owned investments	(0.2)	0.6
Fixed charges	42.1	28.9

Earnings	$(72.3)	$(107.0)

Fixed charges:
Interest expense, including debt discount amortization	$35.9	$23.4
Amortization/writeoff of debt issuance costs	1.6	0.9
Portion of rental expense representative of interest factor (assumed to be 33%)	4.6	4.6

Fixed charges	$42.1	$28.9

Ratio of earnings to fixed charges	— (1)	— (1)

Amount of earnings deficiency for coverage of fixed charges	$114.4	$135.9

(1)Less than 1.0x